MANHATTAN MINERALS CORP.

Manhattan Minerals Corp.
Third Quarter Report
September 30, 2003
(All amounts are in United States dollars unless otherwise stated)

Management Discussion and Analysis

Introduction

This discussion and analysis should be read in conjunction with the consolidated financial statements. The Company's reporting currency is the United States dollar. All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless otherwise stated.

Cautionary Note Regarding Forward-Looking Statements

Except for historical information contained in this discussion and analysis, the following disclosures are forward-looking statements, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

Significant Accounting Policies

Exploration and development properties are recorded at cost, which includes acquisition, exploration and development costs, financing charges, interest, and attributed direct general and administrative support costs. Properties determined to be impaired, sold, abandoned or assessed not to contain economic reserves, are written down. Carrying values do not necessarily reflect present or future values. The recoverability of those carrying values is dependent upon the Company obtaining financing for exploration and development, establishing mineral reserves, and implementing profitable operations.

Summary of Financial Results and Results of Operations

During the nine months ended September 30, 2003, the Company recorded a loss of $936,000 ($0.02 per share) compared to a loss of $1,038,000 ($0.02 per share) in the nine months ended September 30, 2002. The Company had a loss of $307,000($0.01 per share) in the three months ended September 30, 2003 compared to a loss of $292,000($0.01 per share) in the same period in 2002.

Corporate general and administrative costs for the three and nine months ended September 30, 2003 were $217,000 and $641,000 respectively compared to $328,000 and $1,069,000 in the comparative periods in 2002. The decrease was due primarily to lower salary costs as a result of a reduction in the number of senior executives and a reduction of executive compensation. All other general and administrative expenses remained approximately the same as 2002. Financing fees of $98,000 and $281,000 recorded in the three and nine months ended September 30, 2003 include accretion charges of $63,000 and $186,000 respectively related to convertible promissory notes issued in October 2002.

Liquidity and Capital Resources

On September 30, 2003, the Company had working capital of $862,000, including cash of $1,636,000, compared to a working capital deficit of $1,035,000 and cash of $71,000 at December 31, 2002.

Operating Activities

The Company utilized $240,000 and $756,000 in cash for operating activities during the three and nine months ended September 30, 2003, respectively, compared to $85,000 and $523,000 in the corresponding periods in 2002. The increased use of cash in 2003 is due primarily to the payment of certain accounts payable following the Company's successful completion of a financing in May 2003.

Financing Activities

On May 16, 2003, the Company issued 6,130,814 units at a price of Cdn.$0.70 per unit, each unit is comprised of one common share and one-half of one common share purchase warrant, for net proceeds of $2,792,000. Each whole share purchase warrant entitles the holder to acquire one common share at a price of Cdn.$0.75 per share up to May 16, 2004 and thereafter at a price of Cdn.$0.85 to May 16, 2005. In connection with the financing, the Company issued 401,464 broker warrants, each broker warrant entitling the holder to purchase one common share at a price of Cdn.$0.70 per share up to May 16, 2005. Proceeds from this financing will be used to fund ongoing work on the Tambogrande Project, drilling of exploration targets and for working capital purposes.

During the three and nine months ended September 30, 2003, 1,041,085 and 1,899,982 warrants were exercised, respectively, at prices ranging between Cdn.$0.70 and Cdn.$1.00 for proceeds of $713,000 and $1,007,000 respectively. During the three and nine months ended September 30, 2003, 82,240 and 123,090 stock options were exercised, respectively, for proceeds of $31,000 and $44,000 respectively. In the comparative 2002 period, 780,900 warrants were exercised at a price of Cdn.$0.67 for gross proceeds of $335,000 all during the three months ended September 30, 2002 and 30,000 stock options were exercised for proceeds of $16,000 during the nine months ended September 30, 2002.

Investing Activities

In the three and nine months ended September 30, 2003, the Company spent $437,000 and $1,570,000 respectively, on project administration costs and government and community relations activities at the Tambogrande Project. During the comparative periods in 2002, $452,000 and $2,349,000 were spent on the environmental impact study and feasibility study, in addition to community relations programs and project administration costs.

Risks and Uncertainties

The Company is considered a junior exploration company. Its primary focus is the exploration and future development of gold and base metal mineral properties in Peru. The Company intends to bring its properties to production, structure joint ventures with other mining companies, option or lease properties to third parties, or sell them outright. Its success depends on a number of factors, many of which are beyond its control.

Typical risk factors include metal price fluctuations and operating and environmental hazards encountered in the mining business, competition for properties, dependence on key personnel, potential liabilities in excess of insurance policy limits and coverage, and available funds may also limit opportunities.

Future government, political, legal or regulatory changes could affect any aspect of the Company's business, including, among other things, title to properties and assets, environmental protection requirements, labour relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

The Company does not currently have any foreign currency or commercial risk hedges in place and does not maintain political risk insurance. The Company monitors the currencies of Canada, the United States, and Peru, and the political and commercial environments in Peru, and will implement risk hedges when it deems advisable.

In April 2003, the Government of Peru granted the Company a one-year extension to its option agreement on the Tambogrande concessions. The new term of the agreement extends the time period for the company to exercise its option on these concessions to May 31, 2004. The extension also asks the Company to meet the terms of the option agreement by December 1, 2003, such terms including the delivery of the Environmental Impact Assessment, a feasibility study and a finance plan for project development. In addition, the Company must demonstrate that it has a net asset value of $100 million, and a 10,000 tonne per day plant. The Company does not currently meet either of these last two qualifying conditions. However, the option agreement states that should a company who meets these qualifying conditions own 25% or more of Manhattan Minerals Corp. or a subsidiary company, then Manhattan shall be deemed to have met the qualifying conditions.

The Company is currently engaged in general discussions with various prospective partners who meet the qualifying conditions for the option agreement, but no arrangements are in place and there can be no assurance that such arrangements can be made on favourable terms. The Company is also working towards fulfilling all of its other conditions. In the event that no arrangements are made by December 1, 2003 and the Company is not able to meet all of the qualifying conditions, then the option could expire unexercised, and the Company could lose all rights to the 10 concessions covered under the terms of this agreement, resulting in the write-down of its Tambogrande assets.

Outlook

The Company's business goals for the remainder of 2003 and early 2004 are to meet all of the qualifying conditions of the option agreement with the Government of Peru on the Tambogrande concessions as discussed above, to obtain a social consensus in favour of the project, and to resume exploration on its existing land concessions.

In order to carry out its planned exploration program and to fund ongoing operations, the Company will require additional capital and intends to continue to access the capital markets and/or to seek a strategic partner for the possible joint venturing of its mineral concessions. Insofar as factors beyond the Company's control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms. If adequate funds are not available, the Company may be required to delay or reduce the scope of its exploration and development activities at its Tambogrande Project.

Manhattan Minerals Corp.
Consolidated Balance Sheets
(expressed in thousands of United States dollars)
(Unaudited)

	September 30,	December 31,
	2003	2002
	$	$

Assets

Current assets
Cash	1,636	71
Accounts receivable	17	32
Prepaid expenses and deposits	63	128
	1,716	231
Exploration and project expenditures (Note 2)	63,479	61,979

Property, plant and equipment	13	16
	65,208	62,226

Liabilities

Current liabilities
Accounts payable and accrued liabilities	854	1,266

Convertible promissory notes (Note 3)	549	363
Severance costs	-	28

	1,403	1,657

Shareholders' Equity

Capital Stock (Note 4)	107,868	103,696

Equity component of convertible promissory notes	235	235

Warrants	957	957

Deficit	(45,255)	(44,319)
	63,805	60,569
	65,208	62,226

Approved by the Board of Directors

(signed)	(signed)
"Lawrence M. Glaser"	"Craig A. Roberts"
Director	Director

Manhattan Minerals Corp.
Consolidated Statements of Operations and Deficit
(expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2003	2002	2003	2002
	$	$	$	$

Expenses

Corporate general and administrative	217	328	641	1,117
Recovery of insurance proceeds on Tambogrande
project	-	-	-	(48)
	217	328	641	1,069

Other income (expenses)

Foreign exchange	5	36	(21)	18
Interest income	3	-	7	13
Financing	(98)	-	(281)	-

	(90)	36	(295)	31

Loss for the period	(307)	(292)	(936)	(1,038)

Deficit - beginning of period	(44,948)	(43,678)	(44,319)	(42,932)

Deficit - end of period	(45,255)	(43,970)	(45,255)	(43,970)

Basic and diluted loss per common share	(0.01)	(0.01)	(0.02)	(0.02)

Weighted average number of common shares
outstanding			51,853,277	45,721,073

Number of common shares outstanding			56,506,009	46,853,814
at end of period

Manhattan Minerals Corp.
Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2002	2003	2002
	$	$	$	$

Cash flows from operating activities
Loss for the period	(307)	(292)	(936)	(1,038)
Items not affecting cash
Amortization	1	1	5	20
Financing	63	-	186	-
Compensation and consulting fees	38	26	49	294
Severance costs	-	(52)	(28)	(163)
Net changes in non-cash working capital	(27)	229	18	377
Foreign exchange loss (gain)	(8)	3	(50)	(13)

	(240)	(85)	(756)	(523)

Cash flows from financing activities
Proceeds from exercise of options	31	-	44	16
Proceeds from exercise of warrants	713	335	1,007	335
Common share net proceeds	-	-	3,099	-
Share issue costs	-	-	(307)	-

	744	335	3,843	351

Cash flows from investing activities
Exploration and project expenditures	(437)	(452)	(1,570)	(2,349)
Insurance proceeds	-	-	-	480
Other property, plant and equipment	-	-	(2)	(37)

	(437)	(452)	(1,572)	(1,906)

Foreign exchange gain (loss) on cash held in
foreign currency	8	(3)	50	13

Net increase (decrease) in cash during the
period	75	(205)	1,565	(2,065)

Cash - beginning of period	1,561	219	71	2,079

Cash - end of period	1,636	14	1,636	14

Supplemental cash flow information (Note 6)

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
(all tabular amounts are expressed in thousands of United States dollars, except number of shares and per share amounts)
(Unaudited)

1. Basis of Presentation

These interim financial statements do not contain all the information required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the most recent annual financial statements of Manhattan Minerals Corp. (the "Company") for the year ended December 31, 2002 (the "Annual Financial Statements"). These financial statements follow the same accounting policies and methods of application as those in the Company's Annual Financial Statements.

These financial statements have been prepared assuming the Company will continue as a going concern. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to realize its assets or discharge its obligations in anything other than the ordinary course of operations. In the event that the Company does not fulfil its financial and non-financial obligations, the Company's property interests may be deemed impaired, necessitating a writedown of up to the carrying value, which would be charged to the statement of operations. The Company periodically seeks financing to continue the exploration and development of its mineral properties. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.

Measurement uncertainty

The Company has invested a total of $61,244,000 on its Tambogrande and Papayo property interests. In order to maintain those property interests in good standing, the Company is required to meet certain financial and non-financial obligations by the following dates:

  Tambogrande concessions: (a) qualifying conditions - December 1, 2003;(b) decision to exercise option agreement - May 31, 2004

  Papayo concessions - January 15, 2004

  In the event that the Company does not fulfil its financial and non-financial obligations by the due dates, the Company's property interests may be deemed impaired, necessitating a write-down of up to $61,244,000, which amount would be charged to the statement of operations.

  2. Exploration and Project Expenditures

	September 30,	December 31,
	2003	2002
	$	$
Tambogrande Project
Tambogrande Concessions	58,532	57,269
Lancones Concessions	2,235	2,086
Papayo Joint Venture	2,712	2,624

	63,479	61,979

  Manhattan Minerals Corp.
  Notes to Consolidated Financial Statements
  (all tabular amounts are expressed in thousands of United States dollars, except number of shares and per share amounts)
  (Unaudited)

  3. Convertible Promissory Notes

  In October 2002, the Company issued 2,364 units, each unit comprising one Cdn.$1,000 convertible promissory note and 1,960 share purchase warrants, for total gross proceeds of $1,504,000 (Cdn.$2,364,000). The promissory notes mature 3 years from the issue date, are non-interest bearing and non-transferable. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of Cdn.$0.51 up to October 16, 2005. The Company may redeem the notes by repaying the principal amount plus a redemption premium of 10% if redeemed by October 16, 2003, 15% if redeemed by October 16, 2004 and 20% if redeemed by October 16, 2005.

  The holder may convert the notes into common shares of the Company at a price which is the greater of Cdn.$0.40 or the current market price of the common shares less the maximum allowable discount permitted by the Toronto Stock Exchange at the conversion date.

  During the nine months ended September 30, 2003, an accretion charge of $186,000 ($63,000 during the three months ended September 30, 2003) related to the convertible promissory notes was charged to operations and was recorded as a financing expense.

  4. Capital Stock

  On May 16, 2003, the Company issued 6,130,814 units at a price of Cdn.$0.70 per unit, each unit is comprised of one common share and one-half of one common share purchase warrant, for net proceeds of $2,792,000. Each whole share purchase warrant entitles the holder to acquire one common share at a price of Cdn.$0.75 per share up to May 16, 2004 and thereafter at a price of Cdn.$0.85 to May 16, 2005. In connection with the financing, the Company issued 401,464 broker warrants, each broker warrant entitling the holder to purchase one common share at a price of Cdn.$0.70 per share until May 16, 2005.

  During the nine months ended September 30, 2003, 1,899,982 warrants (1,041,085 warrants in the three months ended September 30, 2003) were exercised for $1,007,000 ($713,000 in the three months ended September 30, 2003) in proceeds. In lieu of cash payments, 552,543 common shares were issued from the Company's Share Compensation Plan during the nine months ended September 30, 2003 (173,803 common shares in the three months ended September 30, 2003) to retire outstanding severance costs, salaries, directors' fees, and Tambogrande project costs totalling $329,000 ($133,000 in the three months ended September 30, 2003). During the nine months ended September 30, 2003, a compensation expense of $49,000 ($38,000 during the three months ended September 30, 2003) related to the common shares issued under the Share Compensation Plan was charged to the consolidated statement of operations and deficit. During the nine months ended September 30, 2003, 123,090 stock options were exercised for $44,000 in proceeds.

  During the three months ended September 30, 2002 an aggregate of 780,900 warrants were exercised at an average price of Cdn.$0.67 for proceeds of $335,000.

  Manhattan Minerals Corp.
  Notes to Consolidated Financial Statements
  (all tabular amounts are expressed in thousands of United States dollars, except number of shares and per share amounts)
  (Unaudited)

  In lieu of certain cash salaries, bonus payments and outstanding severance costs, 476,406 common shares were issued from the Share Compensation Plan in the nine months ended September 30, 2002, (86,250 common shares in the three months ended September 30, 2002) and a compensation expense of $294,000 ($26,000 in the three months ended September 30, 2002) was charged to the consolidated statement of operations and deficit. During the nine month period ended September 30, 2002, 30,000 stock options were exercised at a price of Cdn.$0.80 for proceeds of $16,000.

  Stock Based Compensation

  The Company follows the intrinsic value method of accounting for the granting of stock options and compensation shares. Under this method, no compensation expense is recognized if the exercise price of the stock options were granted at market value to employees and directors. Grants of stock options to non-employees and direct awards of stock to employees and non-employees must be accounted for using the fair value method of accounting. Consideration paid for shares on exercise of stock options is credited to capital stock.

  During the nine months ended September 30, 2003, the Company granted 895,850 stock options (2002: 1,490,000) to employees and directors at prices ranging between Cdn.$0.69 and Cdn.$0.94 per share (2002: Cdn.$0.47 and Cdn.$1.15). Had the fair value method of accounting been followed for these stock options, a compensation expense of $365,000 (2002: $258,000) would have been recognised in operations for the nine months ended September 30, 2003 and a compensation expense of $148,000 recognised for the three month period ended September 30, 2003 (2002: $48,000). Pro forma loss and loss per share information as determined under the fair value method is detailed below:

	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2002	2003	2002
	$	$	$	$

Loss for the period
As reported	$307	$292	$936	$ 1,038
Pro forma	$455	$340	$1,301	$ 1,296

Basic and diluted loss per share
As reported	$(0.01)	$(0.01)	$(0.02)	$ (0.02)
Pro forma	$(0.01)	$(0.01)	$(0.03)	$ (0.03)

  The fair values of these options were estimated at the grant date using the Black-Scholes option pricing model with the following assumptions: a risk free rate of 4%, an expected life of 5 years, an expected volatility of 93%, and expected dividends of nil.

  Manhattan Minerals Corp.
  Notes to Consolidated Financial Statements
  (all tabular amounts are expressed in thousands of United States dollars, except number of shares and per share amounts)
  (Unaudited)

  5. Segmented Financial Information

  The Company operates in one segment: exploration and development of the base and precious metals Tambogrande project in Peru. Other reconciling adjustments comprise corporate general and administrative costs, financing expenses, foreign exchange, interest income, assets, capital expenditures, and amortisation reported by the Canadian head office.

		Other
	Tambogrande	Reconciling
	Project	adjustments	Total
	$	$	$
Nine months ended
September 30, 2003

Loss for the period	-	936	936
Total assets	63,551	1,657	65,208
Capital expenditures	1,570	2	1,572
Amortization	-	5	5

Nine months ended
September 30, 2002

Loss (gain) for the period	(48)	1,086	1,038
Total assets	61,319	90	61,409
Capital expenditures	2,349	37	2,386
Amortization	-	20	20

Three months ended
September 30, 2003

Loss for the period	-	307	307
Total assets	63,551	1,657	65,208
Capital expenditures	437	-	437
Amortization	-	1	1

Three months ended
September 30, 2002

Loss for the period	-	292	292
Total assets	61,319	90	61,409
Capital expenditures	452	-	452
Amortization	-	1	1

  Manhattan Minerals Corp.
  Notes to Consolidated Financial Statements
  (all tabular amounts are expressed in thousands of United States dollars, except number of shares and per share amounts)
  (Unaudited)

  6. Supplemental Cash Flow Information

	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2002	2003	2002
Significant non-cash operating, financing, and
investing activities

Common shares issued for project expenditures	$ -	$ -	$80	$-
Common shares issued for severance liability	95	-	157	-
Common shares issued for liabilities	-	-	41	-
Common shares issued for directors fees	-	-	2	-
Common shares issued for compensation	38	26	49	294
Accretion charge on convertible debt	63	-	186	-

  M A N H A T T A N   M I N E R A L S   C O R P.
  Suite 350 - 885 Dunsmuir Street, Vancouver, British Columbia, Canada, V6C 1N5

E-MAIL: info@manhattan-min.com	CONTACT US at 1-604-669-3397 or
WEBSITE: www.manhattan-min.com	toll-free (USA/Canada) at 1-800-810-7111